Exhibit 99.8

Richard A. Kayne
1800 Avenue of the Stars, Third Floor
Los Angeles, CA 90067
April 12, 2022

Via Email

Athira Pharma, Inc.
Attention: Corporate Secretary
18706 North Creek Parkway, Suite 104
Bothell, Washington 98011
Email: mark.worthington@athira.com
Re:	Demand to Inspect Certain Books and Records of Athira Pharma, Inc. Pursuant to Section 220 of the General Corporation Law of the State of Delaware.
Ladies and Gentlemen:
Richard A. Kayne (“Mr. Kayne” or the “Holder”) and his affiliates and related parties are, as of 5:00 pm Eastern Standard Time on March 30, 2022, the beneficial owners of approximately 1,795,024 shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Athira Pharma, Inc., a Delaware corporation (“Athira” or the “Company”), including 200 shares which are held in record name by Mr. Kayne.  The Holder believes such shares of Common Stock represent approximately 4.77% of the outstanding shares of Common Stock.  The Holder and his affiliates also have entered into derivative agreements with respect to 6,000 shares of Common Stock.  Attached hereto as Exhibit A is a true and correct redacted copy of a recent brokerage statement evidencing the Holder’s beneficial ownership of certain of the shares of Common Stock described above.
Pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “DGCL”), as the beneficial and record owner of the shares of Common Stock described above, the Holder hereby demands that he and his attorneys, representatives and agents be given the opportunity to inspect and receive copies of the books and records of the Company specified in Section 3 below and to make copies or abstracts therefrom.
As detailed below, Holder seeks information concerning the falsified credentials of the President & Chief Executive Officer, Dr. Mark Litton, and the efforts—if any—of the Board to investigate the resume fraud by Dr. Litton in order to determine whether it disqualifies him from continuing to serve as CEO.  A separate request under Section 220 of the DGCL was made on March 8, 2022 regarding the circumstances surrounding the termination of Dr. Leen Kawas and the promotion of Dr. Litton.
1.	Background
Dr. Mark Litton joined Athira July 2019 as the Company’s Chief Operating Officer.  Before joining Athira, Holder believes that the only operating role on Dr. Litton’s resume was a short stint as the President and COO at Alpine Immune Sciences, Inc. (“Alpine”).  Tellingly, Dr. Litton joined Alpine in August 2018 and by April 2019—a mere eight months later—he was terminated and replaced with an individual with a deep research, development and scientific background.  Prior to joining Athira, Dr. Litton had never served as a CEO, and does not have clinical trial expertise.
 Holder understands that, in early 2021, Dr. Litton suggested Barbara Kosacz, his friend for many years, as a potential candidate to serve on Athira’s board of directors (the “Board”).  Based in no small part on Dr. Litton’s recommendation and support, Ms. Kosacz became a director in March 2021 and now serves as the Chair of both Athira’s Nominating and Corporate Governance (“NCG”) Committee and Athira’s Compensation Committee.  As of December 31, 2021, Ms. Kosacz had earned over $440,000 in compensation for serving on the Board for less than a year.
Holder understands that around the same time Ms. Kosacz became a director, the Board was considering terminating Dr. Litton or reassigning him away from any operational role.  But then, on June 17, 2021, the Board decided to place then-President and CEO Dr. Kawas on paid leave pending a review of certain actions in connection with doctoral research she had conducted almost a decade ago.  This was a stunning turn of events, given that the same concerns had already been raised to, and rejected as immaterial by, the Board in 2015.  At the same time, the Board decided that Dr. Litton would assume day-to-day leadership responsibilities for Athira.
The Board formed a Special Committee, and Ms. Kosacz served as a member.  The Special Committee purportedly undertook an investigation into the allegations against Dr. Kawas.  However, early in the process, months before the investigation was complete, Holder was informed by director Joseph Edelman that, in sum or substance, Dr. Kawas “had to go.”  This raises serious questions about whether the investigation was performed in good faith.  Indeed, at the end of the investigation, Dr. Kawas was effectively forced to resign as CEO and relinquish her directorship on the basis of the Special Committee’s findings, even though Holder understands that interviews conducted during the investigation showed that the issues identified in the research papers were immaterial and had no impact on the underlying data or the scientific conclusions.
During the four-month investigation, the Board apparently took no steps to develop a succession plan for Dr. Kawas and did not conduct any search for potential CEO candidates with the requisite credentials or experience to oversee the pivotal clinical trials for its lead drug candidate, ATH-1017.  On October 18, 2021, the Board decided to promote Dr. Litton to CEO.
At the same meeting on October 18, 2021, the Compensation Committee—chaired by Ms. Kosacz—voted to give Dr. Litton a raise.  Then, only a few months later, despite Dr. Litton’s poor performance thus far, the Compensation Committee voted to grant Dr. Litton another raise, as well as an increased bonus and golden parachute protection on January 27, 2022.
Holder repeatedly expressed his concerns to the Board about Dr. Litton’s lack of relevant experience, qualifications and ability.  In response, the Board sent Holder a letter on March 11, 2022, where it represented that it had the “the right leadership team,” extolled the importance of “integrity,” and stated that it was “committed to building a best-in-class Board that has the right mix of skills and experience to oversee Athira through this critical chapter.”
Athira’s public filings with the Securities and Exchange Commission—including those announcing Dr. Litton’s appointment as CEO—stated that Dr. Litton has a “B.S. [Bachelor of Science] degree in biochemistry from the University of California Santa Cruz.”  See, e.g., Athira, Form 8-K (June 18, 2021) at 2; Athira, Form 8-K (October 21, 2021) at 3.  Dr. Litton’s biography on the Athira website stated the same.  See https://www.athira.com/mark-litton/ (screenshot below).
Mr. Litton has claimed to have similar credentials in the SEC filings made by other public companies, including Alpine, Lumen Biosciences Inc., and Alder Biopharmaceuticals Inc.  Inconsistent with those SEC filings, Mr. Litton claimed in his publicly available LinkedIn profile that he has a Bachelor of Applied Science (not a Bachelor of Science) in Biochemistry. See https://www.linkedin.com/in/mark-litton-638a7416/ (screenshot below).
Dr. Litton has neither of those degrees and may have a Bachelor of Arts degree.  In fact, the University of California, Santa Cruz confirmed that when Dr. Litton graduated, it did not even offer a Bachelor of Science degree for his major, let alone a Bachelor of Applied Science degree.
The appointment of a CEO without any search process in itself is a profound departure from good corporate governance.  But this discovery suggests that the Board performed so little diligence on Dr. Litton in the rush to promote him that it did not perform a routine background check.  Any such background check would have addressed Dr. Litton’s education and degrees, and would have discovered that he does not hold a Bachelor of Science degree.  The fact that the Board did not identify these discrepancies creates a credible basis to infer mismanagement, because it shows that the Board did not exercise appropriate diligence and oversight in one of its most fundamental tasks—identifying and hiring the CEO—and indicates that the Board’s decision to promote Dr. Litton was the result of, at best, a grossly negligent decision-making process and a failure to exercise due care.
On March 13, 2022, Holder informed the Board about the misstatement that had been identified in Dr. Litton’s academic credentials, and explained that Dr. Litton did not appear to hold the academic degree that he purported to hold in disclosures made on the company’s website and in its SEC filings.  Holder called for the suspension of Dr. Litton pending an investigation by the Board into how and why his academic credentials came to be inaccurately depicted in Athira’s SEC filings, as well as whether there were any other inaccuracies.
The Board did not respond until March 25, 2022, when it sent Holder a one-line letter stating only that that “Dr. Litton has the full support of Athira’s board of directors,” and did not otherwise address the investigation, if any, undertaken by the Board to determine the reasons for the misrepresentation.  In the interim, Athira and Dr. Litton quietly corrected his academic credentials on the Company’s website, in recent SEC filings, and on his LinkedIn profile, with no further explanation.  The Board’s response, including its total failure to take appropriate remedial action, stands in stark contrast to the swift and draconian action taken against Dr. Kawas.  The Board’s actions when confronted with these facts also create credible basis to infer wrongdoing, because the Board seems to be more concerned about avoiding scrutiny of its decision to hastily appoint Dr. Litton as CEO than it is about making sure that Athira has a qualified, credible CEO in place.
2.	Purpose
This demand seeks to inspect certain books and records of the Company pursuant to Section 220(b) of the DGCL.  The purpose of the requests in this demand is to enable the Holder to investigate concerns about mismanagement of the Company as described above and, if appropriate, communicate his discoveries to his fellow holders of Common Stock with respect to matters reasonably related to their interests as stockholders of the Company, either as part of the Holder’s contemplated solicitation of proxies from the Company’s stockholders in connection with the 2022 annual meeting of stockholders of the Company or otherwise.  The Holder believes that the information is important for stockholders to know, and it will help guide him in determining what his appropriate course of action should be.  In addition, if this information confirms that the Board has engaged in breaches of fiduciary duty or mismanagement, the Holder reserves the right to bring appropriate claims in court.
The Holder’s purpose is also to investigate the suitability of Board members and officers to serve as fiduciaries of the Company.  That is unquestionably a proper purpose in light of the Board’s decision to appoint Dr. Litton as CEO without conducting reasonable diligence into his credentials and qualifications, and then, when informed of misstatements about his academic credentials, to fail to take any action whatsoever to investigate.  The information sought is necessary and essential to explore the relationships between Dr. Litton and the other directors.
The Holder represents that (a) he is seeking this inspection for proper purposes reasonably related to his interest as a stockholder, including those identified above, and (b) he will not sell the requested information to any person, give the requested information to any competitor of the Company, or otherwise use the information for any improper purpose.  The records enumerated in this demand are directly connected with and are being requested in furtherance of the purposes of this demand described above.
3.	Demand
Pursuant to Section 220 of the DGCL and the common law decisions in equity of the State of Delaware, the Holder, as the beneficial and record owner of the shares of Common Stock as described herein, hereby demands that he and his attorneys, representatives and agents be given, during regular business hours and at the Company’s principal office (or such other location as the Holder and the Company may mutually agree), the opportunity to inspect and receive copies of the following books and records of the Company and to make copies or abstracts therefrom:
(1)	Director and officer questionnaires for Mr. Litton and each member of the Board.
(2)
All Board and committee minutes, investigation notes or memoranda concerning any investigation (or decision not to conduct an investigation, including the reasons for not conducting an investigation) into Dr. Litton’s academic credentials.

(3)	Any reports whether final, interim or draft, and whether written or verbal, discussed by the Board or committee relating to Dr. Litton’s academic credentials.
(4)	Mr. Litton’s application materials to his graduate programs at Stockholm University and Santa Clara University and/or documents reflecting any effort by the Board to secure access to those materials.
(5)	All communications, including all Board and committee minutes, relating to the qualifications, education, experience and any other attributes of Dr. Litton to serve as an executive officer of Athira.
(6)
Any notes taken by any member of the Board regarding references for Dr. Litton, including notes reflecting discussions with directors or officers at Alpine Immune Sciences, Inc., Alder Biopharmaceutical Inc., Celltech Group, Chiroscience Group plc or Ribozyme Pharmaceuticals Inc. (now Sirna Therapeutics Inc.).

(7)
All communications, including all Board and committee minutes, relating to any search (or decision not to conduct a search, including the reasons for not conducting a search) for a successor to Dr. Kawas.

(8)
All communications, including all Board and committee minutes, relating to the decision to increase Dr. Litton’s compensation in October 2021 or the decision to increase Dr. Litton’s compensation again in January 2022.

(9)
All performance reviews (whether upstream, downstream or 360) for Mark Litton, including any feedback provided to Mr. Litton regarding his performance as COO (from July 2019 through October 2021) or CEO (from October 2021 to date).

(10)
The results of any background check performed in connection with Dr. Litton becoming COO in July 2019, his assumption of day-to-day responsibilities as CEO in June 2021 or his permanent appointment as CEO in October 2021.

(11)	Mr. Litton’s employment application.
(12)	All communications, including all Board and committee minutes, relating to the Board’s March 25, 2022 Letter to Holder, or the statement therein.
4.	Delivery
All information requested in Section 3 hereof should be provided in hard copy (paper) form, as well as on USB flash storage device, electronically transmitted file, or similar electronic medium (any such electronic storage medium, an “Electronic Medium”), and any computer processing data as is necessary for the Holder to make use of such information on an Electronic Medium; and a full list of the contents of the information provided on an Electronic Medium for verification purposes.
The Holder will consent to a mutually agreeable confidentiality agreement in connection with the production of the requested information, although the Holder will want to share information with all of the Company’s stockholders.  Upon presentment of appropriate documentation therefore, the Holder will bear the reasonable costs incurred by the Company, including those of its transfer agent(s) or registrar(s), in connection with the production of the information demanded.
The Holder hereby designates and authorizes Tariq Mundiya of Willkie Farr & Gallagher LLP, William M. Lafferty and Thomas W. Briggs, Jr. of Morris Nichols Arsht & Tunnell LLP and any other persons designated by them or by the Holder, acting alone or in any combination, to conduct the inspection and copying herein requested.  It is requested that the materials identified above be made available to the designated parties no later than five (5) business days following the date hereof as required by Delaware law.
Very truly yours,

/s/ Richard A. Kayne___
Richard A. Kayne

State of California	)
) ss:
County of Los Angeles	)

                   Richard A. Kayne, being sworn, states:  I executed the foregoing letter, and the information and facts stated therein regarding the Holder’s ownership and the purpose of this demand for inspection are true and correct.  Such inspection is reasonably related to the Holder’s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of Athira Pharma, Inc.
By:	/s/ Richard A. Kayne___
Richard A. Kayne

Subscribed and sworn to before me
this 12th day of April, 2022.
/s/ Martin Villafana___
Notary Public
My commission expires:  Nov. 10, 2025

Disclaimer
The views expressed in the solicitation materials referenced herein and/or attached hereto represent the opinions of Richard A. Kayne and certain of his affiliates (collectively, the “Kayne Entities”) that hold shares of Athira Pharma, Inc. (“Athira” or the “Company”) and are based on publicly available information with respect to the Company.  The Kayne Entities and the other participants in the Kayne Entities’ solicitation are collectively referred to herein as the “Participants”.  The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with their conclusions.  The Participants reserve the right to change any of their opinions expressed in any of the solicitation materials at any time as they deem appropriate.
The solicitation materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.  The solicitation materials do not constitute a recommendation to purchase or sell any security.  Each of the Kayne Entities beneficially owns, and/or has an economic interest in, securities of the Company.  It is possible that there will be developments in the future that cause the Kayne Entities from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares.
Although the Participants believe the statements made in the solicitation materials are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, the Participants make no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication any of them may make with respect to the Company and any other companies mentioned, and the Participants expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein).  Thus, shareholders and others should conduct their own independent investigation and analysis of such statements and communications and of the Company and any other companies to which those statements or communications may be relevant.
The solicitation materials may contain links to articles and/or videos (collectively, “Media”).  The views and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinions of the Participants.
The Participants have not sought or obtained consent from any third party to use any statements or information contained in the solicitation materials. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein or therein. All trademarks and trade names used in any solicitation materials are the exclusive property of their respective owners.
Additional Information
On April 11, 2022, Mr. Kayne, together with the other Participants, filed a definitive proxy statement (the “Definitive Proxy Statement”) and an accompanying BLUE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) to solicit votes for the election of their slate of highly qualified director nominees at the 2022 annual meeting of the stockholders of the Company.
THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER PROXY MATERIALS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN.  THE DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV AND ARE ALSO AVAILABLE AT NO CHARGE ON REQUEST FROM THE PARTICIPANTS’ PROXY SOLICITOR, HARKINS KOVLER, LLC AT (800) 339-9883 OR VIA EMAIL AT ATHA@HARKINSKOVLER.COM.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in the solicitation materials are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the Participants’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.
Important factors that could cause actual results to differ materially from the expectations set forth herein include, among other things, the factors identified in the Company’s public filings. Such forward-looking statements should therefore be construed in light of such factors, and the Participants are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.